SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 19, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on March 19, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 19 March 2009
ING announces release of Annual Report 2008, availability of proxy materials for AGM and filing of Form 20-F with SEC
ING Groep N.V. announced today the availability of the Annual Report and the proxy voting materials relating to its annual General Meeting. These materials will be available on the ING website (www.ing.com) as of today. The AGM will be held on Monday, 27 April 2009.
The proxy materials will include:
•	the agenda for the AGM, including explanatory notes and announcements required under applicable law as well as under ING’s Articles of Association;

•	the company’s 2008 Annual Report, including the audited Annual Accounts and Other information, the reports of ING’s Executive Board and Supervisory Board.
ING also announced that it will file its Annual Report on Form 20-F for the year ended 31 December 2008 with the Securities and Exchange Commission (SEC) today. The 2008 Form 20-F can be downloaded as of later today from the SEC website www.sec.gov and at www.ing.com/investorrelations.
The printed versions of the Annual Report in English will be available as of 26 March 2009, while the Dutch version will be published in print on 8 April 2009. ING shareholders and holders of depositary receipts for shares can obtain these documents and the 2008 Form 20-F free of charge at the company’s head office.
Press enquiries
Carolien van der Giessen
ING Group
+31 20 541 6522
Carolien.van.der.Giessen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 125,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: March 19, 2009